UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Burger King Worldwide, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

121220107

(CUSIP Number)

Jill Granat

Senior Vice President, General Counsel and Secretary

Burger King Worldwide, Inc.

5505 Blue Lagoon Drive

Miami, Florida 33133

(305) 378-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

William B. Sorabella, Esq.

Joshua N. Korff, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

(212) 446-4800

August 26, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 3G Capital Partners LP 98-1137605
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 243,858,915*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 243,858,915*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 243,858,915*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.22%†
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Beneficial ownership of the common shares of the issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of these common shares as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 4 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any common shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
†	Based on the Quarterly Report on Form 10-Q furnished by the Issuer on August 1, 2014, there were 352,280,790 shares of the Issuer’s Common Stock outstanding as of June 30, 2014.

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 3G Capital Partners Ltd. 98-0467313
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 243,858,915*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 243,858,915*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 243,858,915*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.22%†
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Beneficial ownership of the common shares of the issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of these common shares as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 4 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any common shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
†	Based on the Quarterly Report on Form 10-Q furnished by the Issuer on August 1, 2014, there were 352,280,790 shares of the Issuer’s Common Stock outstanding as of June 30, 2014.

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 3G Capital Partners II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 243,858,915*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 243,858,915*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 243,858,915*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)\ 69.22%†
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Beneficial ownership of the common shares of the issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of these common shares as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 4 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any common shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
†	Based on the Quarterly Report on Form 10-Q furnished by the Issuer on August 1, 2014, there were 352,280,790 shares of the Issuer’s Common Stock outstanding as of June 30, 2014.

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 3G Special Situations Partners, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 243,858,915*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 243,858,915†*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 243,858,915†*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)\ 69.22%†
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Beneficial ownership of the common shares of the issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of these common shares as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 4 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any common shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
†	Based on the Quarterly Report on Form 10-Q furnished by the Issuer on August 1, 2014, there were 352,280,790 shares of the Issuer’s Common Stock outstanding as of June 30, 2014.

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 3G Special Situations Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 243,858,915*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 243,858,915*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 243,858,915*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)\ 69.22%†
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Beneficial ownership of the common shares of the issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of these common shares as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 4 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any common shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
†	Based on the Quarterly Report on Form 10-Q furnished by the Issuer on August 1, 2014, there were 352,280,790 shares of the Issuer’s Common Stock outstanding as of June 30, 2014.

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

In addition, it is anticipated that the funding for the transactions contemplated by the Arrangement Agreement (as defined below) will consist of a combination of (i) equity financing in the form of cash to be contributed by parties other than the Reporting Persons and (ii) debt financing to be incurred by parties other than the Reporting Persons.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

Voting Agreement in Support of Arrangement Agreement

As announced by Burger King Worldwide, Inc. (the “Issuer”) on August 26, 2014, On August 26, 2014, the Issuer, entered into an Arrangement Agreement and Plan of Merger (the “Arrangement Agreement”), among the Issuer, 1011773 B.C. Unlimited Liability Company, a corporation organized under the laws of Canada (“Holdings”), New Red Canada Partnership, a partnership organized under the laws of Ontario and wholly-owned Subsidiary of Holdings (“Partnership”), Blue Merger Sub, Inc., a corporation incorporated under the laws of Delaware and a wholly-owned Subsidiary of Partnership (“Merger Sub”), 8997900 Canada Inc., a corporation organized under the laws of Canada and a wholly-owned Subsidiary of Partnership, and Tim Hortons Inc., a corporation organized under the laws of Canada (the “Company”). Under the terms of the Arrangement Agreement, (a) Amalgamation Sub (an indirect subsidiary of Holdings) will acquire the Company pursuant to a plan of arrangement under Canadian law (the “Arrangement”) and (b) Merger Sub (an indirect subsidiary of Holdings) will merge with and into the Issuer, with the Issuer as the surviving corporation in the merger (the “Merger” and, together with the Arrangement, the “Transactions”). As a result of the Transactions, both the Issuer and the Company will become indirect wholly owned subsidiaries of Holdings. At the effective time of the Arrangement, each common share of the Company will be converted into the right to receive $65.50 (CAD) in cash and 0.8025 newly issued Holdings common shares in exchange for each share of the Company, subject to the right of holders of common shares of the Company to elect to receive all cash or all Holdings common shares, which election shall be subject to proration as set forth in the Arrangement Agreement in accordance with the plan of arrangement.

At the effective time of the Merger, which will occur after completion of the Arrangement, each share of the Issuer’s common stock will be converted into the right to receive either (x) 0.99 newly issued Holdings common shares and 0.01 newly issued exchangeable units of Partnership or (y) if the holder thereof shall make an election (a “Partnership Election”), one newly issued exchangeable unit of Partnership, subject to proration as set forth in the Arrangement Agreement. The consummation of the Transactions is subject to the terms and conditions of the Arrangement Agreement.

The foregoing description of the Arrangement Agreement does not purport to be complete and is qualified in its entirety to the terms of the Arrangement Agreement, which is expected to be filed by the Issuer on a Current Report on Form 8-K no later than September 2, 2014.

In connection with the Arrangement Agreement, on August 26, 2014, at the request of the Company, 3G Special Situations Fund II, L.P., a Reporting Person holding in the aggregate approximately 243,858,915 of the Issuer’s outstanding shares, which represents a sufficient number of the Issuer’s outstanding shares to approve the Merger and adopt the Arrangement Agreement, entered into a Voting Agreement (the “Voting Agreement”) with the Company. Pursuant to the Voting Agreement, such Reporting Person agreed to deliver a written consent approving the Merger and adopting the Arrangement Agreement within five (5) days following the effective time of the Registration Statement on Form S-4 registering the common shares of Holdings to be issued in connection with the Transactions. Pursuant to the Voting Agreement, the Reporting Person party to the Voting Agreement also granted to the Company an irrevocable proxy to secure the Reporting Person’s obligations under the Voting Agreement. Also pursuant to the Voting Agreement, Reporting Person party to the Voting Agreement agreed that it would make a Partnership Election in connection with the Merger.

The foregoing description of the Voting Agreement is not complete and is qualified in its entirety by reference to the Voting Agreement, which is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 3 is incorporated by reference into this Item 4.

Except as set forth in this Schedule 13D and in connection with the Merger described above, the Reporting Persons have no plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 5 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) and (b)

Items 5(a) and 5(b) are hereby amended and restated to read as follows:

3G Special Situations Fund II, L.P. beneficially owns and may be deemed to have shared voting and dispositive power with respect to, and each Reporting Person may be deemed to beneficially own and have shared voting and dispositive power with respect to 243,858,915 shares of the Issuer (the “Subject Shares”), which represents 69.22% of the Issuer’s outstanding shares (based on the Quarterly Report on Form 10-Q furnished by the Issuer on August 1, 2014, which states that there were 352,280,790 shares of the Issuer’s Common Stock outstanding as of June 30, 2014).

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person, other than, solely with respect to the Subject Shares, 3G Special Situations Fund II, L.P., that it is the beneficial owner of any of the Shares referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Except as set forth in this Item 5(a), none of the Reporting Persons and, to the knowledge of the Reporting Persons, no person named in Schedule A beneficially owns any Shares.

The information set forth in Item 2 is incorporated by reference into this Item 5(b).

(c)

Item 5(c) is hereby amended and restated to read as follows:

No transactions in the class of securities reported have been effected during the past 60 days by any person named in Schedule A or Item 5(a).

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issues

Item 6 is hereby amended to add the information contained in Item 4 of this Amendment No. 1, which is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended to add the following exhibits:

99.1. Voting Agreement, dated as of August 26, 2014, by and among 3G Special Situations Fund II, L.P. and Tim Hortons Inc.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 28, 2014

3G CAPITAL PARTNERS LP

By:	/s/ Bernardo Piquet
Name:	Bernardo Piquet
Title:	Director

3G CAPITAL PARTNERS LTD.

By:	/s/ Bernardo Piquet
Name:	Bernardo Piquet
Title:	Director

3G CAPITAL PARTNERS II LP

By:	/s/ Bernardo Piquet
Name:	Bernardo Piquet
Title:	Director

3G SPECIAL SITUATIONS PARTNERS, LTD.

By:	/s/ Bernardo Piquet
Name:	Bernardo Piquet
Title:	Director

3G SPECIAL SITUATIONS FUND II, L.P.

By:	/s/ Bernardo Piquet
Name:	Bernardo Piquet
Title:	Director